Exhibit 99.1

NEWS RELEASE

Siyata Mobile Receives Nasdaq Notice

Relating to its Delayed Annual Report on Form 20-F Filing

Vancouver, BC – May 19, 2021 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, announces today that, on May 18, 2021, it received a notice (the "Notice") from the Nasdaq Stock Market LLC ("Nasdaq") indicating that, as a result of not having timely filed its Annual Report on Form 20-F (the "Form 20-F") for the fiscal year ended December 31, 2020, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission.

Nasdaq requires that the Company submit a plan no later than July 16, 2021 to regain compliance. If Nasdaq accepts the plan, Nasdaq can grant the Company an extension of up to 180 calendar days from the due date of the Form 20-F to regain compliance. The Company is working diligently and plans to file the Form 20-F as soon as practically possible.

The Notice has no immediate impact on the listing of the Company's securities, which will continue to trade on Nasdaq, subject to the Company's compliance with other continued listing requirements of Nasdaq.

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation PoC devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses that it expects to file the annual report as soon as practically possible and that it does not expect the Notice to impact the trading of its securities on Nasdaq. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales and Marketing:

Glenn Kennedy, VP International Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com